July 15, 2026
Securities and Exchange Commission
Washington, D.C. 20549
Ladies and Gentlemen:
We were previously principal accountants for Westport Fuel Systems Inc. (“the Company”) and, under the date of April 23, 2026, we reported on the consolidated financial statements of the Company as of and for the years ended December 31, 2025 and 2024 (and the effectiveness of internal control over financial reporting as of December 31, 2025). On May 7, 2026, we declined to stand for reappointment.
We have read the Company’s statements included under the heading “Change in Registrant’s Certifying Accountant” of its Form 6-K dated July 15, 2026 , and we agree with such statements, except that we are not in a position to agree or disagree with any of the Company’s statements in the third paragraph that relate to matters associated with the appointed accountants.
Very truly yours,
/s/ KPMG LLP
Chartered Professional Accountants